EXHIBIT (a)(5)(vi)

General Dynamics Files Hart-Scott-Rodino Premerger Notification

FALLS CHURCH, Va. — General Dynamics (NYSE:GD) today filed notification with the U.S. Department of Justice and the Federal Trade Commission of its intention to acquire Newport News Shipbuilding, in compliance with the Premerger Notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

General Dynamics announced on April 25 that it had signed a definitive agreement to acquire Newport News Shipbuilding.

General Dynamics, headquartered in Falls Church, Virginia, employs approximately 46,000 people worldwide and anticipates 2001 sales of approximately $11.5 billion. The company has leading market positions in business aviation, information systems, shipbuilding and marine systems, and land and amphibious combat systems.